TIAN RUIXIANG Holdings Ltd

January 22, 2021

VIA EDGAR

Mr. Jeff Gabor

U.S. Securities and Exchange Commission

Division of Corporation

Office of Consumer Products

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TIAN RUIXIANG Holdings Ltd

Registration Statement on Form F-1, as amended

File No. 333- 235727

Dear Mr. Gabor:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, TIAN RUIXIANG Holdings Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:00pm, Eastern Time, on January 26, 2021, or as soon thereafter as practicable.

Very truly yours,

TIAN RUIXIANG Holdings Ltd

By:	/s/ Zhe Wang
	Name:	Zhe Wang
	Title:	Chief Executive Officer and Chairman of the Board of Directors